UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Form 10-SB/A
                                 Amendment No.2

     GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                          Archer Systems Limited, Inc.
                          ----------------------------
                 (Name of Small Business Issuer in its charter)



          Delaware                   22-3652650
          --------                   ----------
 (State or other jurisdiction of    (I.R.S. Employer Identification No.)
 incorporation or organization)


75 Lincoln Highway Route 27,  Iselin, New Jersey                   08830
------------------------------------------------                 ----------
   (Address of principal executive offices)                      (Zip Code)



Issuer's telephone number, (732) 906-9060
                           --------------



Securities to be registered under Section 12(b) of the Act:

Title of each class                          Name of each exchange on which
to be registered                             each class is to be registered


---------------------------                  ---------------------------

---------------------------                  ---------------------------


Securities to be registered under Section 12(g) of the Act:

                         Common Stock, $.0001 par value
                         ------------------------------
                                (Title of class)

ITEM 1.  DESCRIPTION OF BUSINESS
         -----------------------

     Archer Systems Limited, Inc., (the "Company") was established by Archer Limited, a foreign corporation based in London, England. Archer Systems Limited, Inc., was incorporated under the laws of the State of Delaware on March 19, 1986.
     The Company was organized in June of 1986 for the purpose of acquiring the name and all the outstanding common stock of Computer Technology International, Inc., ("CTI") a publicly traded computer related technology company through the exchange of stock. One share of the Company was exchanged for each share of CTI. CTI was not merged into the Company and remained a wholly owned subsidiary. The intended business purpose of the transaction, the entering into the retail computer sales market with a publicly recognized name was never realized. The Company, shortly after its acquisition of CTI abandoned all plans to actively engage in business and remained dormant until December of 1998 when a new Board of Directors was elected and new officers were appointed.

     CTI in 1985, prior to its acquisition by Archer, had only one asset. That asset was its wholly owned subsidiary Micro Merchants Inc. ("MM"), that CTI acquired on November 15, 1982. CTI had been formed for the purpose of acquiring MM. MM originally consisted of one retail computer store and later expanded into a chain of such stores. In 1985 due to a series of business reversals and the intense competition in the retail personal computer business, CTI decided to liquidate MM in a state insolvency proceeding i.e. via an assignment for the benefit of creditors filed in Bergen County, New Jersey, on September 25, 1985. The liquidation of MM was completed in November of 1985. As a result of the liquidation CTI's sole assets in 1985 consisted of MM, an inactive corporation whose assets were liquidated, CTI's name and a large shareholder base consisting of approximately 3,000 shareholders.

     There was no activity in the Company subsequent to the purchase of CTI until all the common shares of CTI owned by the Company was sold to an individual on December 14, 1998.


ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION
         ---------------------------------------------------------

     The Company is considered to be in the development stage as defined in the Statement of Financial Accounting Standards ("FASB") No. 7. There have been no operations since the date of incorporation. Management believes it will be able to satisfy its cash requirements through debt financing and sales of equity through private placements during the next twelve months. However, there can be no assurance that the Company will be able to raise the financing required. The Company intends to acquire, develop and/or operate Internet and Technology related companies through majority owned subsidiaries or investment in other Internet companies through venture capital arrangements. If successful in such acquisition program, the number of employees would increase in proportion to the companies acquired. At the present time, the Company has not submitted any proposals for potential acquisition.

     In the next twelve months, the Company plans to seek out business opportunity candidates. To date, the Company has not undertaken any efforts to locate business opportunity candidates. The Company believes that this plan of operations can be conducted through the efforts of a current officer and will not require any additional funds. The Company anticipates that business opportunities will be available to us through the contacts of Richard Margulies, the Company's President. The Company anticipates that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, and other instruments will be done by Richard Margulies or under his direction. The Company plans to investigate, to the extent believed reasonable by us, such potential business opportunities. Due to our limited experience and resources in business analysis, the Company may not discover or adequately evaluate adverse facts about a potential business opportunity.

     Inasmuch as the Company will have no funds available to us in our search for business opportunities, the Company will not be able to expend significant funds on a complete and exhaustive investigation of potential business opportunities. The Company anticipates that it will incur nominal expenses in the implementation of our business plan described herein. Because the Company has no capital with which to pay these expenses, our present management, which consists of Richard Margulies, President, and Walter Krzanowski, Secretary, Treasurer, the Company's President Mr. Margulies intends to pay all expenses with personal funds as capital contributions to the Company. Mr. Margulies does not expect repayment of these contributions. As such, the contributions will be reflected as capital contributions in future financial statements.

     The Company's management has no future obligation to provide us with future loans or contributions. The failure of our management to provide loans or contributions in the future could prevent the Company's plan to seek out business opportunities.

     To date, the Company has not developed any criteria for the selection of business opportunities, and the Company may not develop such criteria in the future. The Company cannot assure that the Company will be able to ultimately effect any business opportunity, successfully integrate any business into our operations or otherwise successfully develop our operations.

     In the future, the Company does not plan to develop criteria for the selection of potential business opportunities. As such, the Company anticipates that Richard Margulies, President will investigate, to the extent believed necessary by him, the business opportunity.

     No significant effort has been made as of the filing date of this Form 10SB12gA to secure sources of financing. In the event the Company is unsuccessful in securing debt or equity financing, the Company will be unable to either acquire or develop any business opportunity.

ITEM 3.  DESCRIPTION OF PROPERTY
         -----------------------

     The Company currently has no material assets, and the Company does not own or lease any real or personal property. The Company currently operates without charge out of space donated by the Company's President, Richard Margulies, at 75 Lincoln Highway, Iselin, New Jersey 08830. The Company believes that this space is sufficient for the Company at this time. The Company has indicated a capital contribution of $600 per month of activity for the donation of such space on our financial statements under subsequent events.

     The Company has are no preliminary agreements or understandings with respect to the office facility subsequent to the completion of a business opportunity. Upon closure of a business opportunity, the Company plans to relocate our office to that of the business opportunity candidate.

     The Company has no policy with respect to investments in real estate or interests in real estate and no policy with respect to investments in real estate mortgages. Further, the Company has no policy with respect to investments in securities of or interests in persons primarily engaged in real estate activities.


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
         --------------------------------------------------------------

     The following table sets forth, as of the date of this report, the stock ownership of each person known by the Company to be the beneficial owner of five percent or more of the Company's Common Stock, each executive officer and director individually and all executive officers and directors of the Company as a group. No other class of voting securities is outstanding. Each person is believed to have sole voting and investment power over the shares except as noted.

(a)   Security ownership of certain beneficial owners


                          Name and                          Amount and
                         Address of                         Nature of
                         Beneficial                         Beneficial       Percent
Title of Class             Owner                              Owner(1)       of Class(2)
----------------------------------------------------------------------------------------
Common                   Henry Guell                        90,000,000       17.3%
                         264 Skyline Lake Drive
                         Ringwood, NJ 07302


Common                   Peter J. Jegou(3)                  51,000,000        9.8%
                         c/o Archer Systems Ltd.,Inc.
                         75 Lincoln Hwy, 2nd Fl.
                         Iselin, NJ 08830


(b)   Security ownership of management.


                          Name and                          Amount and
                         Address of                         Nature of
                         Beneficial                         Beneficial       Percent
Title of Class             Owner                              Owner(1)       of Class(2)
----------------------------------------------------------------------------------------
Common                   Richard J. Margulies(4)            13,000,000       2.5%
                         75 Lincoln Hwy, Rt.27
                         Iselin, NJ 08830

Common                   Walter J. Krzanowski(5)               500,000       0.1%
                         75 Lincoln Hwy, Rt. 27
                         Iselin, NJ 08830

Common                   Includes all Officers and          13,500,000       2.6%
                         directors of the Company
                         as a group (2 persons)



(1)       Includes  the amount of shares  each  person or group has the right to
          acquire  within  60  days  pursuant  to  options,   warrants,  rights,
          conversion privileges or similar obligations.

(2)       Based upon 520,496,750 shares  outstanding,  plus the amount of shares each person or group has the right to acquire  within 60 days pursuant
          to  options,   warrants,  rights,  conversion  privileges  or  similar
          obligations.

(3)       Peter J. Jegou individually owns 35,000,000 shares. Also, included are
          2,000,000 shares owned by the Jegou Family Foundation which is controlled by Peter J. Jegou and his wife, Carol A. Kulina-Jegou.
          Included in the table is 14,000,000 shares owned by Zamora Funding, Inc., a privately held company of which Peter J. Jegou is President and Director.

(4)      Richard Margulies is President and a Director of the Company.

(5)       Walter J.  Krzanowski  is  Secretary,  Treasurer and a Director of the
          Company.  Walter J.  Krzanowski  individually  owns 50,000  shares and
          Dolores A. Krzanowski, his wife, individually owns 450,000 shares.

                                       3


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS
         ------------------------------------------------------------


                                 Position               Year First Became
Name                     Age     With Company           Director or Officer
---------------------------------------------------------------------------

Richard J. Margulies     50      President/Director             1998

Walter J. Krzanowski     57      Secretary/Treasurer            1998
                                 Director

     Each director serves until the next annual meeting of Shareholders and until his respective successor is duly elected and qualifies; Executive officers are elected by the Board to serve at the discretion of the directors.

     RICHARD J. MARGULIES - President/Director- Has been an officer and director of the Company since December 1998. Mr. Margulies has served as a management and financial public relations consultant to a number of private and publicly held companies over the past 20 years. From November 1988 to May of 1999 Mr. Margulies was an officer and director of Greenleaf Technologies Corporation, a company which is in the business of developing encryption and compression software. From 1993 to December of 1997 Mr. Margulies was an officer and director of Creative Media International, Inc. a public company that was in the financial public relations and printing business. On or about February 1998, Creative Media International, Inc. filed for reorganization under section 11 of the U.S. Bankruptcy Code. From 1987 to the present, Mr. Margulies has been an officer and director of Nightwing Entertainment Group, Inc., a publicly traded company that is in the entertainment business. From December 1998 to the present, Mr. Margulies has been a director and officer of Creative Gaming, Inc., a company that presently is inactive. From 1982 to 1983, Mr. Margulies was with the Dratel Group, Inc., a NYSE member firm. From 1979 to 1982, he was a Vice President with the firm Bear Stearns & Co., Inc. and from 1974 to 1979, he was an account executive with Bache & Co.

     WALTER J. KRZANOWSKI - Secretary/Treasurer-Director - Has been an officer and director of the Company since December 1998. From March 1998 to November 1998, Mr. Krzanowski was the interim Controller of a privately held laundry service management company. Mr. Krzanowski had been the Chief Financial Officer and Treasurer of Creative Gaming, Inc., a publicly traded company from July 1995 to December 1997. From January to June 1995, Mr. Krzanowski served as an independent consultant providing financial services to Creative Gaming, Inc. From September 1993 to December 1994, Mr. Krzanowski was self-employed, acting as a consultant to a number of companies providing accounting, financial reporting and data processing services. From April 1986 to August 1993, Mr. Krzanowski held financial and management information services positions with Zenith Laboratories, Inc., a generic pharmaceutical company. Prior to joining Zenith Laboratories, Mr. Krzanowski held various financial management positions with Hoffmann-LaRoche, Inc., a major pharmaceutical company, from 1966 to 1986.


ITEM 6.  EXECUTIVE COMPENSATION
         ----------------------

     No compensation has been awarded to, earned by, or paid to Richard J. Margulies, President or Walter J. Krzanowski, Secretary and Treasurer, during the last completed fiscal year or as of the date of the filing of this Form 10-SB.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
         ----------------------------------------------

     The Company presently shares office space at 75 Lincoln Highway, Iselin, N.J. The space is leased by GRQ Financial, Inc. which is solely owned by Richard
J. Margulies, President of Archer Systems Limited, Inc.


ITEM 8.  LEGAL PROCEEDINGS
         -----------------

         None

ITEM 9.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS
         --------------------------------------------------------

(a)      Market Information:

     The Company's Common Stock is traded over-the-counter on the Electronic Bulletin Board maintained by the National Association of Securities Dealers under the Symbol "ARYNE." There is no assurance that the Common Stock will
continue  to  be  quoted  or  that  any  liquidity   exists  for  the  Company's
Shareholders.

     The following table sets forth the quarterly quotes of high and low prices for the Company's Common Stock on the OTC Bulletin Board during fiscal 1997 and 1998.

Fiscal 1998:
                                High                      Low
Quarter ended:

  July 31, 1998                 $0.001                    $0.001
  October 31, 1998              $0.001                    $0.001
  January 31, 1999              $0.250                    $0.125
  April 30, 1999                $0.035                    $0.020




Fiscal 1997:

Quarter ended:

  July 31, 1997                       *                        *
  October 31, 1997                    *                        *
  January 31, 1998               $0.001                   $0.001
  April 30, 1998                 $0.001                   $0.001
---------------------------------------------------

*   Not available; last prior trade dated 12/23/98.

     The source of this information is Bloomberg quotation services and broker-dealers making a market in the Company's Common Stock. These prices reflect inter-dealer prices, without retail markup, mark-down or commission and may not represent actual transactions.

     The closing sales price of the Common Stock as reported on the Electronic Bulletin Board on August 26, 1999 was $.006.

(b)      Holders.

     As of August 1999, there were approximately 3,000 holders of record of the Company's Common Stock (this number does not include beneficial owners who hold shares at broker/dealers in "street-name").

(c)      Dividends

     The Company has paid no cash dividends on its Common Stock and management does not anticipate that such dividends will be paid in the foreseeable future.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES
         ---------------------------------------

         None


ITEM 11. DESCRIPTION OF SECURITIES COMMON SHARES
         ---------------------------------------

     The Company's securities consist of 600,000,000 authorized common shares, par value $.0001 of which 520,496,750 shares are presently issued and outstanding. Dividends may be declared by the board of directors at any regular or special meetings. Section 170 of the Delaware Corporate Law which provides in pertinent part, that the directors of every corporation, subject to any restrictions contained in its certificate of incorporation, may declare and pay dividends upon the shares of its capital stock, or to its members if the corporation is a nonstock corporation organized for profit, either (1) out of its surplus, as defined in and computed in accordance with section 154 and 244 of this title, or (2) in case there shall be no such surplus out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. Each share represents one vote at any shareholder meeting. There are no preemption rights.

     Archer Systems Limited, Inc.'s common stock is covered by a Securities and Exchange Commission rule that imposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors, generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell our securities and also may affect the ability of purchasers of our stock to sell their shares in the secondary market.


ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS
         -----------------------------------------

         Section 7 of Article VII of the corporate by-laws provides as follows:

     The corporation shall indemnify its officers, directors, employees and agents to the extent permitted by the General Corporation Law of Delaware.


         Section 145 of the Delaware Corporation Law provides:

     (a) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than action by or in the right of the corporation) by reason of the fact that [he] such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent for another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by [him] such person in connection with such action, suit or proceeding if [he] such person acted in good faith and in a manner [he] such person reasonably believed to be in or not opposed to the best interest of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe [his] such person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not of itself, create a presumption that the person did not act in good faith and in a manner which [he] such person reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had reasonable cause to believe that [his] such person's conduct was unlawful.

     (b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that [he] such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), actually and reasonably incurred by [him] such person in connection with the defense or settlement of such action or suit if [he] such person acted in good faith and in a manner [he] such person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon allocation that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     (c) To the extent that a present or former director [, officer, employee or agent] or officer of a corporation has been successful on the merits or otherwise in defense or any action, suit or proceeding referred to in subsections (a) and (b), or in defense or any claim, issue or matter therein, [he] such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by [him] such person in connection therewith.

     (d) Any indemnification under subsections (a) and (b) (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because [he] such person has met the applicable standard of conduct set forth in subsections (a) and (b). Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or processing, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are not such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4), by the stockholders.

     (e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that [he] such person is not entitled to be indemnified by the corporation as authorized in this Section. Such expenses (including attorneys' fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the [board of directors] corporation deems appropriate.

     (f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in [his] such person's official capacity and as to action in another capacity while holding such office.

     (g) A corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against and liability asserted against [him] such person and incurred by [him] such person in any such capacity, or arising out [his] such person's status as such, whether or not the corporation would have the power to indemnify [him] such person against such liability under the provisions of this section.

     (h) For purposes of this Section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Section with respect to the resulting or surviving corporation as [he] such person would have with respect to such constituent corporation if its separate existence had continued.

     (i) For purposes of this Section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants, beneficiaries; and a person who acted in good faith and in a manner [he] such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this Section. (As amended by Ch. 120, Laws of 1997.)


ITEM 13. FINANCIAL STATEMENTS
-----------------------------

     The information required by Item 13 and an index thereto commences on page F-1, which pages follow the signature page.


ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE
         --------------------

         None

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS
         ---------------------------------

         a. Financial Statements for fiscal year ending April 30, 1999 and 1998 are enclosed as part of Item 13 and commences on page F-1.

         b.        List of Exhibits

Exhibit Number     Description

3(a)               Certificate of Incorporation of Company
                   filed with the Secretary of State of
                   Delaware on March 19, 1986.

3(a)(1)            Certificate for renewal and revival of
                   Charter of the company filed with the
                   Secretary of State Division of
                   Corporations on December 2, 1998.

3(a)(2)            Certificate of Amendment of the
                   Certificate of Incorporation of Archer
                   Systems Limited, Inc. filed with the
                   Secretary of State Division of
                   Corporation on February 22, 1999.

3(a)(3) Certificate of Correction to Certificate of Amendment of the Certificate of Incorporation of Archer Systems Limited
                   Inc. filed February 22, 1999 with the
                   Secretary of State Division of
                   Corporations.

3(b)               Copy of the by-laws of the Company.

4(a)               Speciman Stock Certificate.

27                 Financial Data Schedule

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.





                                               ARCHER SYSTEMS LIMITED, INC.




Date: September 10, 1999                           By:/s/Richard J. Margulies
                                                  -----------------------
                                                     Richard J. Margulies
                                                     President

                          Archer Systems Limited, Inc.
                         (A Development Stage Company)


                   TABLE OF CONTENTS TO FINANCIAL STATEMENTS


                                                                           Page
                                                                           ----
Report of Independent Certified Public Accountants......................... F-2

Balance Sheet for the fiscal year ended April 30, 1999 and
     December 13, 1998..................................................... F-3

Statement of Operations and Accumulated Deficit -
     for the fiscal year ended April 30, 1999 and December 13, 1998........ F-4

Statement of Cash Flows -
     For the fiscal year ended April 30, 1999 and December 13, 1998........ F-5

Statement of Stockholder's Equity (Deficiency)-
     For the period from inception (March 19, 1986) through
     December 13, 1998 and April 30, 1999.................................. F-6

Notes to Consolidated Financial Statements................................. F-7





                                      F-1





               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Stockholders and Board of Directors
Archer Systems Limited, Inc.
75 Lincoln Highway, Route 27, 2nd Floor
Iselin, NJ  08130

Gentlemen and Madames:

     We have audited the accompanying balance sheet of Archer Systems Limited, Inc. (A Development Stage Co.) as of April 30, 1999 and the related statements of operations, accumulated deficits, cash flows and statement of stockholder's equity (deficiency) for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position as of April 30, 1999, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

     The financial statements for the year ended December 13, 1998 were prepared by management and accordingly we express no opinion or any other form of assurance on them.




/s/GERALD BRIGNOLA, CPA, PA
Hackensack, New Jersey
July 27, 1999

                                      F-2


                          ARCHER SYSTEMS LIMITED, INC.
                          (A Development Stage Company)

                                  Balance Sheet
                      April 30, 1999 and December 13, 1998



                                     ASSETS


                                        For the                For the Period
                                        Period From            From Inception
                                        Reactivation           March 19, 1986
                                        From Dormancy          To Reactivation
                                        December 14,1998       From Dormancy
                                        Thru April 30, 1999    December 13, 1998
                                                               (Unaudited)
                                        -------------------    -----------------



Current Assets

    Receivable from Sale of Capital Asset........$   200           $     0
                                                 -------           --------

         Total Assets............................$   200           $     0
                                                 =======           ========

                      LIABILITIES AND STOCKHOLDER'S DEFICIT

Current Liabilities
    Accrued Rent and Administration
     Related Party                               $     0           $     0

    Accounts Payable............................. 20,000                 0
                                                 -------           --------

         Total Liabilities....................... 20,000                 0
                                                 -------           --------
Stockholder's Deficit
    Common stock, $.0001 Par Value,
    600,000,000 Shares Authorized
    520,496,750 Shares Issued
    ($52,050 Less Par in Excess
    of Capital $52,050)..........................      0                 0

    Deficit Accumulated during
    the Development Stage........................(19,800)                0
                                                 --------          --------

    Total Liabilities & Stockholder's Deficit....$   200           $     0
                                                 ========          ========





            See accountants' report and notes to financial statements


                                      F-3


                          ARCHER SYSTEMS LIMITED, INC.
                          (A Development Stage Company)

                 STATEMENT OF OPERATIONS AND ACCUMULATED DEFICIT
   For the Fiscal Year Ended April 30, 1999 and Period Ended December 13, 1998



                                        For the                For the Period
                                        Period From            From Inception
                                        Reactivation           March 19, 1986
                                        From Dormancy          To Reactivation
                                        December 14,1998       From Dormancy
                                        Thru April 30, 1999    December 13, 1998
                                                               (Unaudited)
                                        -------------------    -----------------


Income

  Revenues During Development Stage......... $       0           $     0

Expenses
  Fair Value of Rent and Administration
  Donated by Related Party..................         0                 0

  Fees - Audit..............................   (20,000)                0
                                              --------          --------

Net Operating Loss During
Initial Year of Development
Stage Reactivation .........................   (20,000)                0

Extraordinary Item
  Sale of Operating Name -
  Computer Technology International, Inc....       200                 0
                                              ---------         --------

Net Loss After Extraordinary Item,
During Reactivation from Dormancy...........   (19,800)                0
                                              ---------         --------


Accumulated Deficit Reported Prior
to Reactivation from Dormancy...............         0                 0
                                               --------          -------

Accumulated Deficit - Ending................   (19,800)                0
                                               ========          =======

Net Loss Per Share Before and After
Extraordinary Item (Based on Shares
Outstanding of 520,496,750)................. $(.000038)          $     0
                                             ==========          =======





            See accountants' report and notes to financial statements

                          ARCHER SYSTEMS LIMITED, INC.
                          (A Development Stage Company)

                             STATEMENT OF CASH FLOWS
   For the Fiscal Year Ended April 30, 1999 and Period Ended December 13,1998


                                        For the                For the Period
                                        Period From            From Inception
                                        Reactivation           March 19, 1986
                                        From Dormancy          To Reactivation
                                        December 14,1998       From Dormancy
                                        Thru April 30, 1999    December 13, 1998
                                                               (Unaudited)
                                        -------------------    -----------------


Cash Flows From Operations

    Net Loss After Extraordinary............ $ (19,800)          $      0

Adjustments to Reconcile Net Increase
to Net Cash Provided by Operations

    Increase in Current Assets                    (200)                 0

    Increase in Current Liabilities.........    20,000                  0
                                                -------          --------

Net Cash Provided by Operations.............         0                  0

Cash Balance Beginning of Year..............         0                  0
                                                -------          --------

Cash Balance End of Year.................... $       0           $      0
                                             =========           ========




            See accountants' report and notes to financial statements

                          ARCHER SYSTEMS LIMITED, INC.
                          (A Development Stage Company)

                 STATEMENT OF STOCKHOLDER'S EQUITY (DEFICIENCY)
    For the period from inception (March 19, 1986) through December 14, 1998
                          (Unaudited)and April 30, 1999


                                                                             Additional     Retained
                                                        Common Stock         Paid-in        Earnings
                                                     Shares       Amount     Capital        (Deficit)
                                                                             (Deficiency)
                                                -----------------------------------------------------

Balance, Inception March 19, 1986
No Par......................................            100      $     0     $      0       $      0

June 1986 Cancellation of No Par Stock......           (100)           0            0              0

Authorization of 600,000,000 shares, $.0001
Par Value and Issuance for Investment all
shares of Computer Technology International
Inc., as of June 1986.......................    520,496,750       52,050      (52,050)             0
                                                -----------------------------------------------------
Balance, December 14, 1998..................    520,496,750       52,050      (52,050)             0

Net Loss for Reactivation Period
December 14, 1998 to April 30, 1999.........              0            0            0        (19,800)
                                                -----------------------------------------------------
Balance, April 30, 1999.....................    520,496,750      $52,050     $(52,050)      $(19,800)
                                                =====================================================




            See accountants' report and notes to financial statements

                          Archer Systems Limited, Inc.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENT
                                 April 30, 1999


Note 1 - Organization and Summary of Significant Accounting Policies

     A. Organization: Archer Systems Limited, Inc. was incorporated on March 19, 1986, under the laws of the State of Delaware. The Company was established by Archer Limited, a foreign corporation based in London, England which is no longer in existence. The Company adopted a fiscal year ending, April 30.

          The Company was organized to acquire the name and all the common stock of a publicly traded computer related technology company. The Company exchanged common stock on a one for one basis for the shares of the computer technology company. On December 14, 1998, the Company sold the name of Computer Technology International, Inc. to an individual for $200.

          Archer Systems Limited, Inc. intends to acquire, develop and/or operate Internet and Technology related companies through majority owned subsidiaries or investment in other internet companies through venture capital arrangements. At the present time, the Company has not submitted any proposals for potential acquisition.

          Because  of  the  speculative   nature  of  the  Company,   there  are
          significant risks which are summarized as follows:

          -    Newly formed company has no operating history and minimal assets.

          -    Limited funds available for acquisitions.

          -    Management is inexperienced and offers limited time commitment.

          - Conflict-of-interest, as all employees have other part-time or full-time employment.

          - The Company is considered to be in the development stage as defined in the Statement of Financial Accounting Standards No. 7. There have been no operations since incorporation.

     B. The preparation of financial statements in conformity with generally accepted principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

                          Archer Systems Limited, Inc.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENT
                                 April 30, 1999


     C. Method of Accounting: The financial statements have been prepared in accordance with the accrual basis method of accounting. Under this method of accounting, income and expenses are identified with specific periods of time and are recorded as earned or incurred without regard to date of receipt or disbursements of cash.

     D. Earnings Per Share: Computed by dividing the net loss by the weighted average number of shares outstanding during the year. Common stock warrants attached to the predecessor Computer Technology, Inc. shares expired prior to 1986, 15 months after issuance. They are excluded from the earnings per share computation because of their expiration date as well as their anti-dilutive effect on the loss per share if there were such common stock equivalents.

Note 2 - Stockholders' Equity

          Incorporation Shares: Upon incorporation, the Company had authorized 100 shares of common stock, no par value.

          In June 1986, the company's officers approved a change in the authorized shares from 100 shares of common stock, no par value, to 600,000,000 shares of common stock, $.0001 par value. The increase in authorized shares was ratified by the majority stockholder and directors on December 14, 1998.

          In June 1986, the Company exchanged 520,496,750 shares of common stock of the Company for all the issued and outstanding common shares, on a one for one basis, of Computer Technology International, Inc. (see Note #1A).

Note 3 - Subsquent Events - Related Party Sublease and Administration

          As of June 1, 1999, the Company now shares office space at 75 Lincoln Highway, Iselin, New Jersey. The space is leased by GRQ Financial, Inc. which is solely owned by Richard J. Margulies, President of the Company. No rent is presently charged to the Company by GRQ Financial, Inc. and no formal lease exists between GRQ Financial, Inc. and Company. The fair market value of donated rent and administrative costs assumed by GRQ Financial, Inc. are represented by the related party to accrue to $600 per month.

                                  EXHIBIT INDEX


Exhibit No     Description                                            Page
----------     -------------------------------------------            ----

3(a)           Certificate of Incorporation of Company                 2
               filed with the Secretary of State of
               Delaware on March 19, 1986.


3(a)(1)        Certificate for renewal and revival of                  3
               Charter of the company filed with the
               Secretary of State Division of
               Corporations on December 2, 1998.


3(a)(2)        Certificate of Amendment of the                         4
               Certificate of Incorporation of Archer
               Systems Limited, Inc. filed with the
               Secretary of State Division of
               Corporation on February 22, 1999.


3(a)(3)        Certificate of Correction to Certificate                5
               of Amendment of the Certificate of
               Incorporation of Archer Systems Limited
               Inc. filed February 22, 1999 with the
               Secretary of State Division of Corporations.



3(b)           Copy of the by-laws of the Company.                     6



4(a)           Specimen Stock Certificate                             18



27             Financial Data Schedule

                                       1

